SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                            SHARPER IMAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    820013100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                  with a copy to:

                 David Meyer                  Stanley H. Meadows, P.C.
        c/o Knightspoint Partners LLC        McDermott Will & Emery LLP
        787 Seventh Avenue, 9th Floor          227 West Monroe Street
           New York, New York 10019           Chicago, Illinois 60606
                (212) 786-6050                     (312) 372-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 27, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 2 of 39


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners II, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 3 of 39





--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Capital Management II LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 4 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners LLC  81-0604786
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 5 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Koeneke
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                57,000
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                57,000
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 6 of 39



--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David Meyer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                57,000
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                57,000
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 7 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value and Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,538,890
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,538,890
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,538,890
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         10.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 8 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, L.L.C.                         13-3937658
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                 Page 9 of 39



--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., L.L.C.                  13-3946794
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 10 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC  20-0870632
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               293,122
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                293,122
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         293,122
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         2.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 11 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC              37-1484525
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 12 of 39





--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                1,832,012
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 13 of 39





--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                1,832,012
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 14 of 39





--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                1,832,012
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 15 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                1,832,012
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 16 of 39





--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David R. Glew
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         NA
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 17 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Glazer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               3,000
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                3,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 18 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jerry W. Levin
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               20,000
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                20,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         20,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 19 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter M. Weil
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions) (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 20 of 39




--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Andrea Weiss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:           ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         NA
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 21 of 39




ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Sharper Image Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Davis Street, San Francisco, CA 94111.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c),(f) This Schedule 13D is being filed jointly by Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners LLC, Michael Koeneke, David Meyer, Jerry W. Levin, Starboard Value and Opportunity Master Fund Ltd., Ramius Capital Group, LLC, C4S & Co., L.L.C., Ramius Advisors, L.L.C., Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, Thomas W. Strauss, Parche, LLC and Admiral Advisors, LLC (collectively, the "Knightspoint Group"). In addition, although they do not affirm their membership in the group that is composed of, and affirmed by, the Knightspoint Group, each of Michael Glazer, David R. Glew, Peter M. Weil and Andrea Weiss (collectively, the "Other Reporting Persons" and, together with the Knightspoint Group, the "Reporting Persons") are filing this Schedule 13D. Each Other Reporting Person disclaims beneficial ownership of Common Stock held by the Knightspoint Group and, similarly, the Knightspoint Group disclaims beneficial ownership of Common Stock held by the Other Reporting Persons.

         Knightspoint Partners II, L.P. is a Delaware limited partnership formed to make investments (whether through acquiring, holding or disposing of equity securities or otherwise). The address of the principal business and principal offices of Knightspoint Partners II, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The General Partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners II, L.P. The address of the principal business and principal offices of Knightspoint Capital Management II LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a managing member of Knightspoint Partners LLC.

         Michael Koeneke is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Koeneke's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 22 of 39



         David Meyer is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Meyer's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

         Starboard Value and Opportunity Master Fund Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Starboard Value and Opportunity Master Fund Ltd. is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. Parche, LLC is a Delaware limited liability company.
Schedule I sets forth the officers and directors of Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC have been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

         The managing member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. Admiral Advisors, LLC also serves as the investment manager for Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The sole member of Admiral Advisors, LLC is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a United States citizen and each is a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Michael Glazer is a United States citizen whose business address is 5 Gleneagles Drive, Lenox, Massachusetts 01240. Mr. Glazer is President of Team Neu, which is his principal occupation.

         David R. Glew is a United States citizen whose address is 8530 E. Shadowside Place, Tucson, AZ 85750.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 23 of 39



         Jerry W. Levin is a United States citizen whose business address is c/o JW Levin Partners LLC, 9 West 57th Street, 26th Floor, New York, NY 10019. Mr. Levin is the Chairman and Chief Executive Officer of JW Levin Partners LLC, a management and investment firm.

         Peter M. Weil is a United States citizen whose business address is 53 Bonad Road, West Newton, Massachusetts 02465. Mr. Weil is a partner of Lighthouse Retail Group LLC, which is his principal occupation.

         Andrea Weiss is a United States citizen whose business address is c/o 27400 Sr. 44-E, Eustis, Florida 32736. Ms. Weiss is the President and CEO of Retail Consulting, LLC, a retail consulting firm, which is her principal occupation.

         (d) and (e) During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The purchases of 20,000 shares of Common Stock by Knightspoint Partners II, L.P. were made in the open market and were funded by working capital resulting from the proceeds of a capital contribution by the limited partners of Knightspoint Partners II, L.P. The amount of the funds expended by Knightspoint Partners II, L.P. for such purchases (excluding brokerage commissions) was $231,300.

         The remaining 37,000 shares of Common Stock held by Knightspoint Partners II, L.P. were contributed to Knightspoint Partners II, L.P. by Michael Koeneke and David Meyer in exchange for limited partnership interests in Knightspoint Partners II, L.P. The purchases of Common Stock so contributed to Knightspoint Partners II, L.P. were made by Messrs. Koeneke and Meyer in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by such persons for such purchases (excluding brokerage commissions) was $122,642 by Mr. Koeneke and $270,760 by Mr. Meyer.

         All purchases of Common Stock by the Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC were made in open market transactions except to the extent set forth below. The transactions effected in the past 60 days are described in Item 5 below. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was approximately $15,993,168 by Starboard Value and

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 24 of 39



Opportunity Master Fund Ltd. and $3,164,988 by Parche, LLC, including broker commissions.

         Certain shares reported in the Schedule 13D as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, L.L.C. is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors an aggregate of 103,471 shares of Common Stock on February 27, 2006 at a per share price of $11.04, equal to the last reported sales price on the Nasdaq National Market on the date the transaction was completed, or an aggregate of $1,142,320. The total of 103,471 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $1,142,320 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of this Schedule 13D, effected the following transactions in the Common
Stock: 12/29/05 purchased 3,056 shares at a price per share of $9.2648; 12/30/05 purchased 1,600 shares at a price per share of $9.2800; 1/05/06 purchased 4,640 shares at a price per share of $9.5694; 1/05/06 purchased 2,144 shares at a price per share of $9.4968; 1/05/06 purchased 3,200 shares at a price per share of $9.5438; 1/06/06 purchased 6,448 shares at a price per share of $9.6000; 1/06/06 purchased 3,200 shares at a price per share of $9.5996; 1/09/06 purchased 6,400 shares at a price per share of $9.5000; 1/10/06 purchased 5,454 shares at a price per share of $9.3880; 1/11/06 purchased 5,345 shares at a price per share of $9.2469; 1/13/06 sold 8,800 shares at a price per share of $9.3865; 1/17/06 sold 6,746 shares at a price per share of $9.2359; 1/18/06 sold
4,800 shares at a price per share of $9.1550; 1/19/06 sold 21,500 shares at a price per share of $8.9516; 1/20/06 sold 12,000 shares at a price per share of $8.9525; 2/02/06 purchased 4,704 shares at a price per share of $9.4764; 2/03/06 purchased 4,800 shares at a price per share of $9.4828; 2/06/06 purchased 9,600 shares at a price per share of $9.7883; 2/07/06 purchased an aggregate of 10,800 shares at a price per share of $10.0497; 2/10/06 purchased 19,200 shares at a price per share of $10.1703; 02/13/06 purchased 4,800 shares at a price per share of $10.0300; 2/13/06 purchased 744 shares at a price per share of $10.1147; 2/14/06 purchased 8,000 shares at a price per share of $10.7870; 2/14/06 purchased 2,400 shares at a price per share of $10.8500; 2/27/06 sold 103,471 shares at a price per share of $11.0400. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Person do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

         The purchases of 20,000 shares of Common Stock by Jerry Levin were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases (excluding brokerage commissions) was $192,036.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 25 of 39



         The purchases of 3,000 shares of Common Stock by Michael Glazer were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases (excluding brokerage commissions) was $28,400.



ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, as described below, the Knightspoint Group acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for the purpose of exerting influence over the direction of the Company.

         On March 6, 2006, Knightspoint Partners II, L.P. delivered a written notice to the Company pursuant to the Company's By-laws indicating its intent, among other things, to introduce proposals at the Company's 2006 annual meeting of stockholders to nominate seven persons to the board of directors of the Company and amend the Company's By-laws to fix the number of directors at seven and to permit stockholders of the Company to fill vacant directorships and newly created directorships. The Knightspoint nominees to the board of directors of the Company include (collectively, the "Director Nominees"):

Michael Glazer             Mr. Glazer has been President of Team Neu since
                           August 2005. He was President and Chief Executive
                           Officer of KB Toys from 1996 to 2005. He was previously president of the Bombay Company. He is also a Director of Stage Stores, Inc. and previously served as a Director of Brookstone and Big Lots
                           (formerly named Consolidated Stores). Mr. Glazer is
                           57 years old.

David Glew                 Mr. Glew is currently a consultant to Sony Music--
                           Epic Records. Mr. Glew was the President and Chairman of Epic Records--Sony Music from 1988 to 2003. Mr.
                           Glew is 66 years old.

Michael S. Koeneke         Mr. Koeneke is a Managing Member of Knightspoint
                           Partners LLC, an investment firm he co-founded in 2003. From 1997 through 2002, Mr. Koeneke was the co-head and then the Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co., Inc. Mr. Koeneke is a director of CPI Corp. Mr. Koeneke is 59 years old.

Jerry W. Levin             Mr. Levin is Chairman and Chief Executive Officer of
                           JW Levin Partners LLC, a management and investment firm. From 1998 to 2005, he was Chairman and Chief

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 26 of 39

                           Executive Officer of American Household, Inc. (formerly named Sunbeam Corporation). He was previously Chairman and CEO of Revlon, Inc. and held senior executive positions with The Pillsbury Company. While at Pillsbury, he led several operating units, including Haagen-Dazs, and the firm's restaurant group composed of Burger King, Steak & Ale, Bennigan's, Chart House, and Godfather's Pizza. Mr. Levin currently serves on the Board of Directors of U.S. Bancorp, Ecolab, Inc. and Wendy's International, Inc. Mr. Levin is 61 years old.

David M. Meyer             Mr. Meyer is a Managing Member of Knightspoint
                           Partners LLC, an investment firm he co-founded in 2003. Since 2004, Mr. Meyer has served as Chairman of the Board of Directors of CPI Corp. and served, from 2004 to 2005, as a member of the interim Office of the Chief Executive. From 1995 to 2002, Mr. Meyer served in various capacities at Credit Suisse First
                           Boston including as a director in the Mergers and Acquisitions and Global Industrial and Services
                           Groups in the firm's London office. Mr. Meyer is 37 years old.

Peter M. Weil              Mr. Weil is Partner of Lighthouse Retail Group LLC,
                           a consulting firm specializing in improving operating and positioning strategies for retailers. From 1996 to 2004, Mr. Weil served as Senior Vice
                           President/Director of Retail Forward (formerly,
                           PriceWaterhouseCoopers' retail consulting group). Mr.
                           Weil previously held Senior Vice President positions with Macy's, Marshalls and J Baker/Morse Shoe in merchandising and supply chain management. Mr. Weil is 54 years old.

Andrea Weiss               Ms. Weiss has been the President and CEO of Retail
                           Consulting, LLC, a retail consulting firm, since
                           2002. From 2001 to 2002, she was President of dELiA*s
                           Corp., a multi-channel retailer focused on teenage girls and young women. From 1998 to 2001, she was Executive Vice President and Chief Stores Officer of
                           Limited Brands, Inc. (formerly Limited, Inc. and
                           Intimate Brands, Inc.), the parent company of Victoria's Secret, Limited, Express, and Bath & Body
                           Works. She is also a Director of CBRL Group, Inc., eDiets.com, Inc and Tabi International and previously served as a Director of Brookstone, Inc. and dELiA*s
                           Corp. Ms. Weiss is 50 years old.

         In addition, Mr. Levin has indicated his willingness to assume one or more of the positions of lead outside director, Chairman and/or interim Chief Executive Officer of the Company depending on the outcome of Knightspoint's proposals and other circumstances and the negotiation of a mutually acceptable compensation agreement with the Company. However, there is no agreement as to the terms of any such future arrangement. Any future compensation arrangement between Mr. Levin and the Company would be negotiated solely on an arms length basis between Mr. Levin and the Company.

         A copy of Knightspoint Partners II, L.P.'s notice to the Company is attached to this Schedule 13D as Exhibit 4 and incorporated herein by reference.

         The Company' operating performance over the past two years has been dismal with diluted EPS declining from $1.51 for the year ended January 31, 2004 to a loss of $0.44 in the twelve months to October 31, 2005 with far larger losses likely to be reported for the year ended January 31, 2006 on the basis of large sales and same-store sales declines experienced in the recently completed fourth quarter. This unacceptable performance has accelerated during February

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 27 of 39

2006 with total sales and same store sales plummeting 33% and 31%, respectively, versus the same period last year.

         The Knightspoint Group believes the Company suffers today from a legacy of poor Board oversight that has made the Company slow to respond to changing market dynamics, resulted in inefficient allocations of corporate resources and led to an undue reliance on a couple of key product categories. In particular, the Knightspoint Group believes the Company's operating performance has been hurt by:

         o excessive and misdirected advertising spending that, based on market observations, appears to be inadequately supported either by rigorous analysis or the sophisticated segmentation techniques employed by the most successful marketers;

         o the lack of a systematic product development and merchandising effort which, by making product placement in the stores and catalogs more susceptible to blind intuition or personal bias, has led, in our view, to an uninspired and less productive overall product portfolio as shown by the rapid sales declines;

         o overly centralized control and inefficiently structured field-level incentives that we believe have inhibited corporate-wide decision-making and restrained store-level, productivity; and

         o lack of financial discipline that has resulted in an unduly high corporate cost structure and significant inventory management issues.

         The Knightspoint Group believes the Company has potential for restored profitability and growth based on its strong brand, attractive store locations, multi-channel selling capability, and extensive database of past and present customers. The Knightspoint Group nominees intend to set a new course for the Company and develop structures to support effective execution of new strategies in marketing, product development/customer research, merchandise sourcing, planning and allocation, store operations, and inventory management. We believe the following specific actions should be implemented promptly:

         o Reduce corporate overhead, tightly manage product costs, and improve store level productivity. We believe that significant decreases in headquarters and administrative headcount can be accomplished without jeopardizing Company operations. A study of gross margins should be undertaken quickly to determine whether significant improvement is possible through tighter vendor management and a streamlined distribution system. Store level productivity and efficiency can be enhanced by, for example, realigning the merchandising mix to emphasize solutions to consumer needs, implementing better store operating systems, and closing marginally productive locations. We also believe that replacing primarily commission compensation for store level employees with a more balanced compensation system that aligns the objectives of the employees with those of the Company as well as implementing aggressive benchmarking and best practice

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 28 of 39

sharing programs will help drive substantial gains in labor efficiency, management of controllable expenses, merchandise display, customer outreach, customer service and average transaction size.

         o Reduce and redirect marketing spending to drive substantial improvement in advertising productivity. We believe that the Company should dramatically reduce infomercial advertising, reduce and improve the efficiency of catalog spending, and redirect advertising funds to a mix of new products and imagery that promotes Sharper Image as a high quality, innovative and fun place to shop. In particular, the Company's customer database should be mined and leveraged to result in fewer, smaller and more targeted mailings with a much higher success rate. In addition, we believe the Company could generate an outsized return from reallocating a modest amount of additional resources to internet and email advertising and public relations programs.

         o Formulate new merchandising and marketing strategies directed at addressing the dramatic sales volume declines occurring since last year. We believe the store level merchandise mix must be adjusted to emphasize solutions to consumer needs rather than clusters of gadgets. Store layout and merchandising should be simplified and organized thematically to enhance the customer shopping experience and facilitate cross-selling.

         o Create a consumer-focused product development process emphasizing products that meet the specific needs of the various lifestyle and demographic groups within the Company's customer base. Extensive analysis of the Company's existing consumer research, including leveraging the database of catalog customer preferences, along with new targeted studies will be necessary to uncover meaningful consumer insights. A fiscally responsible and time sensitive commercialization process will be implemented. The result should be a more consistent stream of successful new product introductions.

         o Implement new executive compensation policies that align the interests of the Company's stockholders with those of the board of directors, executive management and employees. We believe that a significant portion of the compensation paid to management and the board of directors should consist of restricted stock and that bonuses for management should be tied to the achievement of specific, measurable financial milestones.

         o Enhance internal communication and broaden decision-making authority throughout the Company. We believe strengthening management resources of the company both functionally and by business, improving the flow of information within and between all employee levels, and holding employees accountable for results will speed and improve decision-making.

         o Eliminate what we believe are significant quantities of slow moving and obsolete inventory. Rapid elimination of this inventory, even at diminished prices, will save warehousing costs, administrative costs and interest expense while enabling the Company to more quickly implement new and exciting

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 29 of 39

merchandising strategies. We believe this can be accomplished through the Company's own outlet stores and shipment to non-disruptive markets.

         o Rein in capital spending and defer store expansion pending changes in marketing and merchandise mix but evaluate the potential of alternative channels of distribution that may be pursued without diluting the brand. We believe the focus for the near term needs to be on cash flow preservation and an overhaul of the Company's merchandising and marketing programs.

                In addition to the foregoing, the members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company's affairs and strategic alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans, or have discussion with third parties, respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with these and other plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

         Except as set forth herein, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In addition to the plans or proposals described above to the extent any Other Reporting Person is deemed to be a member of the Knightspoint Group, and except as set forth herein, the Other Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group and the Other Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 30 of 39


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 1,912,012 shares of Common Stock, representing approximately 12.8% of the outstanding shares of Common Stock based upon 14,943,230 shares reported by the Company to be outstanding as of December 8, 2005 in its Quarterly Report on Form 10-Q for the period ended October 31, 2005. As of the date hereof, the Knightspoint Group owns an aggregate of 1,909,012 shares of Common Stock, representing approximately 12.8% of the outstanding shares of Common Stock. As of the date hereof, the Other Reporting Persons own an aggregate of 3,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.


         As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 57,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 57,000 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

         As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 1,538,890 and 293,122 shares of Common Stock, respectively, constituting approximately 10.3% and 2.0%, respectively, of the outstanding Common Stock of the Company. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,832,012 shares, constituting approximately 12.3% of the issued and outstanding shares of the Company. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,832,012 shares, constituting approximately 12.3% of the outstanding Common Stock of the Company. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 31 of 39

and Parche, LLC, representing an aggregate of 1,832,012 shares, constituting approximately 12.3% of the outstanding Common Stock of the Company. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,832,012 shares, constituting approximately 12.3% of the outstanding Common Stock of the Company. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

         As of the date hereof, Michael Glazer beneficially owns an aggregate of 3,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Glazer has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Jerry Levin beneficially owns an aggregate of 20,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Levin has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         (c) Effective March 3, 2006, Michael Koeneke contributed 12,000 shares of Common Stock to Knightspoint Partners II, L.P. in exchange for limited partnership units. Such shares of Common Stock were valued for purposes of the exchange at $9.75 per share, which is equal to the reported closing sale price per share of Common Stock on the Nasdaq National Market on March 2, 2006.

         Effective March 3, 2006, David Meyer contributed 25,000 shares of Common Stock to Knightspoint Partners II, L.P. in exchange for limited partnership units. Such shares of Common Stock were valued for purposes of the exchange at $9.75 per share, which is equal to the reported closing sale price per share of Common Stock on the Nasdaq National Market on March 2, 2006.

         In addition, the following purchases of Common Stock have occurred within the last sixty days by the specified Reporting Person, all of which transactions were effected in open market purchases on the Nasdaq National Market, except where indicated:


JERRY W. LEVIN
--------------
DATE                      ACTION                           SHARES                PRICE PER SHARE
----                      ------                           ------                ---------------
January 4, 2006           Purchase                         5,000                 $9.296
January 17, 2006          Purchase                         5,000                 $9.22



                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 32 of 39

MICHAEL KOENEKE
---------------
DATE                      ACTION                           SHARES                PRICE PER SHARE
----                      ------                           ------                ---------------
January 12, 2006          Purchase                         5,200                 $9.288

February 13, 2006         Purchase                         4,800                 $10.0942


March 3, 2006             Private Sale to Knightspoint     12,000                $9.75

DAVID MEYER
-----------
DATE                      ACTION                           SHARES                PRICE PER SHARE
----                      ------                           ------                ---------------
January 5, 2006           Purchase                         7,000                 $9.55
March 3, 2006             Private Sale to Knightspoint     25,000                $9.75

KNIGHTSPOINT
------------
DATE                      ACTION                           SHARES                PRICE PER SHARE
----                      ------                           ------                ---------------
January 5, 2006           Purchase                         10,000                $9.54


                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 33 of 39


March 3, 2006             Private Purchase from David      25,000                $9.75
                          Meyer
March 3, 2006             Private Purchase from Mike       12,000                $9.75
                          Koeneke

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
------------------------------------------------
DATE                      ACTION                           SHARES                PRICE PER SHARE
----                      ------                           ------                ---------------
01/05/06                  Purchase                         8,400                 $9.2800
01/05/06                  Purchase                         16,800                $9.5438
01/05/06                  Purchase                         24,360                $9.5694
01/05/06                  Purchase                         11,256                $9.4968
01/06/06                  Purchase                         16,800                $9.5996
01/06/06                  Purchase                         33,852                $9.6000
01/09/06                  Purchase                         33,600                $9.5000
01/10/06                  Purchase                         28,633                $9.3880
01/11/06                  Purchase                         28,060                $9.2469
01/13/06                  Sale                             46,200                $9.3865
01/17/06                  Sale                             35,418                $9.2359
01/18/06                  Sale                             25,200                $9.1550
01/19/06                  Sale                             113,136               $8.9516
01/20/06                  Sale                             63,000                $8.9525
02/02/06                  Purchase                         24,696                $9.4764
02/03/06                  Purchase                         25,200                $9.4828
02/06/06                  Purchase                         50,400                $9.7883
02/07/06                  Purchase                         56,700                $10.0497


                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 34 of 39

02/10/06                  Purchase                         100,800               $10.1703
02/13/06                  Purchase                         3,905                 $10.1147
02/13/06                  Purchase                         25,200                $10.0300
02/14/06                  Purchase                         42,000                $10.7870
02/14/06                  Purchase                         12,600                $10.8500
02/27/06                  Purchase                         181,020               $11.8591
02/28/06                  Purchase                         4,284                 $11.7833
03/01/06                  Purchase                         69,888                $11.7728
03/02/06                  Purchase                         8,400                 $10.7185
03/02/06                  Purchase                         294,000               $10.2641
03/02/06                  Purchase                         21,000                $9.7620
03/03/06                  Purchase                         53,676                $9.9027
03/06/06                  Purchase                         363,402               $10.2719

PARCHE, LLC
-----------
                                                                                 PRICE PER
DATE                      ACTION                           SHARES                Share(1)
----                      ------                           ------                ---------

02/27/06                  Purchase                         103,471(1)            $11.04

02/27/06                  Purchase                         34,480                $11.8591

02/28/06                  Purchase                         816                   $11.7833

03/01/06                  Purchase                         13,312                $11.7728

03/02/06                  Purchase                         1,600                 $10.7185

03/02/06                  Purchase                         56,000                $10.2641

03/02/06                  Purchase                         4,000                 $9.7620

03/03/06                  Purchase                         10,224                $9.9027

03/06/06                  Purchase                         69,219                $10.2719
-------------------------


                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 35 of 39

(1) 103,471 of the shares reported as owned by Parche, LLC (representing the shares in the table that were acquired prior to February 27, 2006) were acquired in private transactions on February 27, 2006 with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. The price per unit paid by Parche, LLC for these 103,471 shares was $11.0400.


         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Starboard, Parche, and Knightspoint Partners LLC have an oral arrangement pursuant to which Knightspoint Partners LLC provides advice and services with respect to the parties' investments in the Common Stock of the Company, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Company with Knightspoint Partners LLC and to cooperate with respect to proxy votes and related matters. However, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds. For such services, Knightspoint Partners LLC receives an amount equal to 11% of the profits realized by Parche and Starboard on their investment in the Company. "Profits" are defined as pre-tax capital gains (losses) plus dividends less applicable broker fees and allocated Transaction Expenses. "Transaction Expenses" are defined as any direct expenses incurred by the group in connection with the investment including documented legal, travel and other "out of pocket" expenses.

         Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, and Knightspoint Partners II, L.P. have also orally agreed that all expenses incurred in connection with the activities of the Knightspoint Group shall be allocated among each of them pro rata in accordance with the number of shares of Common Stock beneficially owned by each.

         Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, and Knightspoint Partners LLC have also orally agreed (on behalf of themselves and their affiliates) not to acquire additional shares or other securities of the Company without the consent of the other parties.

         Knightspoint Partners II, L.P., Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC have entered into written agreements with the Director Nominees pursuant to which, among other things, the Director Nominees will be indemnified against certain potential liabilities that might arise in connection with their being named as directors nominees and related matters as described in
Item 2 above. A copy of the indemnification agreement for Mr. Levin is set forth

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 36 of 39

in Exhibit 5 hereto and a copy of the form of indemnification agreement for the other Director Nominees receiving indemnification besides Mr. Levin is set forth on Exhibit 6 hereto.

         Depending on the outcome of the Knightspoint proposals and other circumstances and the negotiation of a mutually acceptable compensation agreement with the Company, Mr. Levin has indicated his willingness to assume one or more of the positions of lead outside director, Chairman of the Company or interim Chief Executive Officer. However, there is no agreement as to the terms of any such future arrangement.

         In addition, Knightspoint Partners LLC has orally agreed to pay to Mr. Levin one-third of any performance fees received from Parche, LLC or Starboard Value and Opportunity Master Fund Ltd. in connection with their investment in the Company in the event that Mr. Levin does not ultimately assume a paid role with the Company (other than customary fees for directors and committee members). However, no arrangement with respect to any such future paid role has been discussed with the exception of identifying the potential positions of lead outside director, Chairman and/or interim Chief Executive Officer. Any future compensation arrangement between Mr. Levin and the Company would be negotiated solely on an arms length basis between Mr. Levin and the Company.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Power of Attorney executed by David Meyer, Michael Koeneke, authorizing Michael Koeneke and David Meyer, or either of them, to sign and file
         Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

99.2     Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas
         W. Strauss and Jeffrey M. Solomon.

99.3 Joint Filing Agreement, dated March 6, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

99.4 Letter from Knightspoint Partners II, L.P. to the Company, dated March 6, 2006, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

99.5 Indemnification Agreement dated February 24, 2006 by and among Mr. Levin and Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 37 of 39


99.6 Form of Indemnification Agreement entered into by each of the Director Nominees (other than Mr. Levin) with Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: March 8, 2006                  KNIGHTSPOINT PARTNERS II, L.P.

                                      By: Knightspoint Capital Management II LLC
                                      Its: General Partner

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By: /s/ David Meyer
                                         ---------------------------------------
                                          Name: David Meyer
                                          Title: Managing Member

                                      KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By:  /s/ David Meyer
                                           -------------------------------------
                                          Name: David Meyer
                                          Title: Managing Member

                                      KNIGHTSPOINT PARTNERS LLC

                                      By:  /s/ David Meyer
                                         ---------------------------------------
                                          Name: David Meyer
                                          Title: Managing Member


                                       /s/ David Meyer
                                      ------------------------------------------
                                      Name: David Meyer
                                      Title: Individually and as attorney-in-
                                      fact for each of Michael Glazer, David
                                      Glew, Michael Koeneke, Jerry W. Levin,
                                      Peter Weil and Andrea Weiss

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 38 of 39




                                      PARCHE, LLC
                                      By: Admiral Advisors, LLC, its managing
                                          member

                                      STARBOARD VALUE AND OPPORTUNITY MASTER
                                      FUND LTD.

                                      ADMIRAL ADVISORS, LLC
                                      By: Ramius Capital Group, L.L.C., its
                                          sole member

                                      RAMIUS CAPITAL GROUP, L.L.C.
                                      By: C4S & Co., L.L.C., its Managing Member

                                      C4S & CO., L.L.C.

                                      By: /s/ Jeffrey M. Solomon
                                         ---------------------------------------
                                      Name: Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      By: /s/ Jeffrey M. Solomon
                                         ---------------------------------------
                                      Jeffrey M. Solomon, individually
                                      and as attorney-in-fact for Peter
                                      A. Cohen, Morgan B. Stark, and
                                      Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this
Schedule 13D on behalf of certain Reporting Persons are filed as Exhibit 1 and
Exhibit 2 to this Schedule 13D

                                  SCHEDULE 13D
CUSIP No. 820013100                                                Page 39 of 39




                                   SCHEDULE I
                    Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.


Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------

Mark Mitchell                            Managing Director of Ramius Capital       666 Third Avenue
Director                                 Group, L.L.C.                             26th Floor
                                                                                   New York, New York 10017

Jeffrey M. Solomon                       Managing Member of C4S & Co., L.L.C.,     666 Third Avenue
Director                                 which is the Managing Member of Ramius    26th Floor
                                         Capital Group, L.L.C.                     New York, New York 10017

CFS Company Ltd.                         Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                                 Islands Monetary Authority and is         Islands) Limited
                                         affiliated with Administrator of the      Corporate Center
                                         Fund                                      West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CFS Corporation Ltd.                     Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                                Fund                                      Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies